UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number 001-36487

Abengoa Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    ☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Abengoa Yield announced today the appointment of Santiago Seage as Managing Director. He will replace Javier Garoz, who is departing Abengoa Yield.  Mr. Seage served as chief executive officer since Abengoa Yield's creation until his appointment as chief executive officer of Abengoa, S.A., in which post he currently remains.

In addition, Mr. Seage has resigned as Chairman of the Board of Abengoa Yield and the Board of Directors has elected the current lead independent director, Daniel Villalba, as Chairman.

“We will continue to focus on delivering results consistently every quarter and an executing on the strategy and the plan we have approved and shared recently with the market.” said Santiago Seage.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

Date: November 25, 2015	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Managing Director